[Hogan & Hartson LLP Letterhead]

December 17, 2008

VIA EDGAR AND HAND DELIVERY

Tom Kluck

Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4561

Washington, D.C. 20549

Re:	DuPont Fabros Technology, Inc.
Registration Statement on Form S-3
Filed November 7, 2008
File No. 333-155235

Dear Mr. Kluck:

On behalf of DuPont Fabros Technology, Inc. (the “Company”), we are responding to the comment letter of the staff (the “Staff”) of the United States Securities and Exchange Commission dated December 5, 2008 related to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

The numbered paragraphs and headings below correspond to the headings set forth in the comment letter. The Staff’s comments are set forth in bold, followed by the Company’s response.

We have sent to your attention courtesy copies of this letter, together with Amendment No. 1 to the Registration Statement (excluding exhibits), blacklined to show changes against the Registration Statement filed on November 7, 2008.

Part II – Information Not Required in Prospectus

Item 17. Undertakings, page II-2

1.	Please provide the undertaking required by Item 512(a)(5)(i)(B) of Regulation S-K, which indicates your reliance on Rule 430B of Regulation C or advise.

Response: As discussed in a telephone call with the Staff on December 15, 2008, the Company is relying on Rule 430B and accordingly has revised Item 17, Undertakings, on page II-2 to include the undertaking required by Item 512(a)(5)(i)(B) of Regulation S-K.

* * *

The Company acknowledges the Staff’s reference to Rules 460 and 461 relating to requests for acceleration of a registration statement and, as discussed in the telephone call with the Staff, the Company will submit a request for acceleration of the Registration Statement in a timely fashion.

Please do not hesitate to call me at (202) 637-5708 if you wish to discuss the Company’s response to the Staff’s comment letter.

Sincerely,

/s/ Robert K. Smith, Esq.

Robert K. Smith, Esq.

Cc:	Erin E. Martin
Hossein Fateh
Richard A. Montfort, Esq.
J. Warren Gorrell, Jr., Esq.
Stuart A. Barr, Esq.

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